UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                           Spurlock Industries, Inc.
                               (Name of Issuer)


                     Common Stock, no par value per share
                        (Title of Class of Securities)

                                   852190107
                                (CUSIP Number)

 Borden, Inc., Borden Chemical, Inc., Borden Holdings, Inc., BW Holdings LLC,
                  KKR Associates, Whitehall Associates, L.P.
                    c/o Kohlberg Kravis Roberts & Co., L.P.
            9 West 57th Street, New York, N.Y. 10019 (212) 750-8300
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 May 12, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box //.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

CUSIP No. 852190107


 1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           BORDEN CHEMICAL, INC.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) //

                                                                     (b) //

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

      AF (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                //


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7   SOLE VOTING POWER
  NUMBER OF
   SHARES                  5,000
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH                    0
  REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                 5,000

              10   SHARED DISPOSITIVE POWER

                            0

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,000

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                            //

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           100%

 14   TYPE OF REPORTING PERSON*

           CO, HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





































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                                 SCHEDULE 13D

CUSIP No. 852190107


 1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BORDEN, INC.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) //

                                                                     (b) //

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

      AF (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                 //


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

           New Jersey

               7   SOLE VOTING POWER
  NUMBER OF
   SHARES                5,000
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH                     0
  REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                  5,000

               10  SHARED DISPOSITIVE POWER

                              0

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,000

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                            //

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           100%

 14   TYPE OF REPORTING PERSON*

           CO, HC

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





































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                                 SCHEDULE 13D

CUSIP No. 852190107


 1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BORDEN HOLDINGS, INC.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) //

                                                                     (b) //

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

      AF (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                 //


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7   SOLE VOTING POWER
  NUMBER OF
   SHARES                     5,000
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH                          0
  REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                      5,000

               10  SHARED DISPOSITIVE POWER

                                  0

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,000

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                            //

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           100%

 14   TYPE OF REPORTING PERSON*

           CO, HC

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





































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                                 SCHEDULE 13D

CUSIP No. 852190107



 1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BW HOLDINGS LLC

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) //

                                                                     (b) //

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

      AF (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                 //


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7   SOLE VOTING POWER
 NUMBER OF
   SHARES               5,000
BENEFICIALLY    8  SHARED VOTING POWER
  OWNED BY
    EACH                    0
 REPORTING     9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                5,000

              10  SHARED DISPOSITIVE POWER

                            0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           100%

14   TYPE OF REPORTING PERSON*

           OO, HC

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!




































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                                 SCHEDULE 13D

CUSIP No. 852190107



 1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WHITEHALL ASSOCIATES, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) //

                                                                     (b) //

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

      AF (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                 //


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7  SOLE VOTING POWER
 NUMBER OF
   SHARES                    5,000
BENEFICIALLY   8  SHARED VOTING POWER
 OWNED BY
    EACH                         0
 REPORTING     9  SOLE DISPOSITIVE POWER
   PERSON
    WITH                     5,000

              10  SHARED DISPOSITIVE POWER

                                 0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                            //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           100%

14   TYPE OF REPORTING PERSON*

           PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



































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                                 SCHEDULE 13D

CUSIP No. 852190107



 1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           KKR ASSOCIATES

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) //

                                                                     (b) //

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

      AF (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                 //


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

               7  SOLE VOTING POWER
 NUMBER OF
   SHARES                    5,000
BENEFICIALLY   8  SHARED VOTING POWER
 OWNED BY
    EACH                         0
 REPORTING     9  SOLE DISPOSITIVE POWER
   PERSON
    WITH                     5,000

              10  SHARED DISPOSITIVE POWER

                                 0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           100%

14   TYPE OF REPORTING PERSON*

           PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 1 TO SCHEDULE 13D



          The Statement on Schedule 13D (the "Schedule 13D") relating to shares of common stock, no par value per share ("Issuer Common Stock"), of

Spurlock Industries, Inc., a Virginia corporation (the "Issuer"), as previously filed by the Reporting Persons, consisting of Borden, Inc., Borden

Chemical, Inc., Borden Holdings, Inc., BW Holdings LLC, KKR Associates, SII

Acquisition Company ("Newco"), and Whitehall Associates, L.P., is hereby amended and supplemented with respect to the items set forth below.

Capitalized terms used without definition have the meaning ascribed to such terms in the Schedule 13D.


Item 2.  Identity and Background.

          This statement is being filed jointly by Borden Chemical, Inc., a

Delaware corporation ("BCI"), Borden, Inc., a New Jersey corporation

("Borden"), Borden Holdings, Inc., a Delaware corporation ("Borden

Holdings"), BW Holdings LLC, a Delaware limited liability company ("BW

Holdings"), Whitehall Associates, L.P., a Delaware limited partnership

("Whitehall Associates"), and KKR Associates, a New York limited partnership

("KKR Associates" and, together with BCI, Borden, Borden Holdings, BW

Holdings and Whitehall Associates, the "Reporting Persons").  The agreement among the Reporting Persons relating to joint filing of this statement is attached as Exhibit 1 hereto.  As a result of the transactions more fully detailed in Item 4 herein, as amended, Newco, a subsidiary of BCI,  was


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merged out of existence, ceased to be the beneficial owner of more than five percent of the Issuer Common Stock, and thus ceased to be a Reporting Person.

          BCI is engaged primarily in manufacturing, processing, purchasing and distributing a broad range of products in the chemical industry.  Newco,

before it was merged out of existence, was a subsidiary of BCI, which was not engaged in any line of business and was formed in connection with the entering into of the Merger Agreement and Voting Agreement(each as defined below).

          Borden is engaged primarily as a holding company whose most significant subsidiary is BCI.  Borden Holdings is a holding company engaged solely in holding all of the capital stock of Borden.

          BW Holdings is a holding company holding, along with the capital stock of other entities, all of the capital stock of Borden Holdings.  The address of the principal business and office of BCI and Borden is 180 East

Broad Street, Columbus, Ohio 43215.  The address of the principal business and office of Borden Holdings and BW Holdings is 2711 Centerville Road,

Wilmington, Delaware 19808.

          Information concerning the directors and executive officers of BCI,

Borden and Borden Holdings is contained in Schedule A attached hereto.

          Whitehall Associates is principally engaged in the business of investing in securities.  The address of the principal business and office of

Whitehall Associates is 9 West 57th Street, New York, New York 10019.

          The sole general partner of Whitehall Associates is KKR Associates.

KKR Associates is principally engaged in the business of investing through


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partnerships in industrial and other companies.  The address of its principal business and office is 9 West 57th Street, New York, New York 10019.

          Messrs. Henry R. Kravis, George R. Roberts, Robert I.  MacDonnell,

Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T.

Tokarz, Clifton S. Robbins, Scott M. Stuart, Edward A.  Gilhuly and Perry

Golkin are the general partners of KKR Associates.  Messrs. Kravis, Roberts,

MacDonnell, Raether, Michelson, Greene, Tokarz, Robbins, Stuart, Gilhuly and

Golkin are each United States citizens, and the present principal occupation or employment of each is as a member of KKR & Co. L.L.C., a Delaware limited liability company and the general partner of Kohlberg Kravis Roberts & Co.

L.P.  ("KKR"), a private investment firm, the addresses of which are 9 West

57th Street, New York, New York 10019, and 2800 Sand Hill Road, Suite 200,

Menlo Park, California 94025.  The business address of Messrs. Kravis,

Raether, Tokarz, Robbins, Stuart and Golkin is 9 West 57th Street, New York,

New York 10019; the business address of Messrs.  Roberts, MacDonnell,

Michelson, Greene and Gilhuly is 2800 Sand Hill Road, Suite 200, Menlo Park,

California 94025.

          During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2 or Schedule A hereto:  (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii)

was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or


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

prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3.  Source and Amount of Funds or Other Consideration.

          The amount and sources of funds used in connection with the Merger

(as defined in Item 4) consisted of $23,153,873 in cash.  The funds used in connection with the Merger were obtained as a loan from Borden.



Item 4.  Purpose of Transaction.

          As previously reported in the Schedule 13D, on December 18, 1998,

BCI, Newco and the Issuer entered into an Agreement and Plan of Merger, which was amended and restated by an Amended and Restated Agreement and Plan of

Merger, dated January 25, 1999 (the "Merger Agreement"), providing for the merger (the "Merger") of Newco with and into the Issuer, whereupon the separate existence of Newco would cease and the Issuer would continue as a wholly-owned subsidiary of BCI.

          The Merger and the transactions contemplated thereby were

consummated on May 12, 1999, at which time (A) Newco merged with and into the

Issuer and (B) the Issuer became a wholly-owned subsidiary of BCI.  At the effective time of the Merger (the "Effective Time"), each share of Issuer

Common Stock issued and outstanding immediately prior to the Effective Time

(other than (i) shares of Issuer Common Stock owned by the Issuer or by Newco and (ii) shares of Issuer Common Stock subject to dissenters rights) was


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automatically canceled and converted into the right to receive $3.40 per share in cash. At the Effective Time, each stock option granted to any current or former employee or director pursuant to the Issuer's 1995 Stock

Incentive Plan to purchase shares of Issuer Common Stock that was issued and outstanding immediately prior to the Effective Time was converted into cash consideration.  As a result of the Merger, BCI and its affiliates became the controlling stockholders of the Issuer.

          Effective as of the consummation of the Merger, each director of the Issuer resigned.  Pursuant to the Merger Agreement, Michael Ducey and

James Stevning, who were previously directors of Newco, became directors of the Issuer, effective as of the consummation of the Merger.  The composition of the board of directors of the Issuer is subject to change from time to time, but affiliates of the Reporting Persons are expected to constitute at all times a majority of such board.

          On May 12, 1999, in connection with the Merger, the following persons were appointed officers of the Issuer: Michael Ducey, President, John

Russ, Vice President, Raymond Caldwell, Vice President, E. H. Inbusch,

Treasurer, Edward Bower, Assistant Treasurer, Lawrence Dieker, Secretary and

Ellen Berndt, Assistant Secretary.

          As previously reported, in connection with the Merger Agreement,

BCI, Newco and certain previously reported shareholders of the Issuer were parties to a Voting Agreement, dated as of December 18, 1998 (the "Voting

Agreement").  The Voting Agreement expired in accordance with its terms upon consummation of the Merger on May 12, 1999.

          Concurrent with the Merger, (i) the articles of incorporation of the Issuer, as in effect immediately prior to the Effective Time, were amended so as to read substantially in the form set forth as Exhibit A to the

Merger Agreement (previously filed as an Exhibit to the Schedule 13D) and

(ii) the by-laws of Newco as in effect at the Effective Time became the by-

laws of the Issuer.

          Following the Merger, the shares of Issuer Common Stock were deregistered under the Exchange Act.  In addition, the Issuer Common Stock ceased trading on the NASD's Over-the-Counter Bulletin Board.

          The preceding summary of certain provisions of the Merger Agreement and the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as exhibits to the Schedule 13D, and incorporated therein by reference.

          Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.














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Item 5.  Interest in Securities of the Issuer.

          (a) and (b)  Pursuant to the Merger Agreement, each share of common stock, no par value per share, of Newco issued and outstanding at the

Effective Time was converted in the Merger into one share of Issuer Common

Stock.  Accordingly, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended,

BCI is currently deemed to beneficially own directly 5,000 shares of Issuer

Common Stock, constituting 100% of the outstanding shares of Issuer Common

Stock.

          BCI is a subsidiary of Borden, Borden is a wholly owned subsidiary of Borden Holdings and Borden Holdings is a wholly owned subsidiary of BW

Holdings.  Whitehall is the managing member of BW Holdings.  KKR Associates is the sole general partner of Whitehall Associates.  Therefore, Borden,

Borden Holdings, BW Holdings, Whitehall Associates and KKR Associates each has the power to direct the voting of any shares of Issuer Common Stock deemed to be beneficially owned by BCI.  As a result, Borden, Borden

Holdings, BW Holdings, Whitehall Associates and KKR Associates may each be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by BCI.  Each of Messrs.  Kravis, Roberts, MacDonnell,

Raether, Michelson, Greene, Tokarz, Robbins, Stuart, Gilhuly and Golkin, the

general partners of KKR Associates, has shared power to vote or direct the vote of any shares of Common Stock deemed to be beneficially owned by KKR

Associates. As a result, each of the general partners of KKR Associates may be deemed to beneficially own any shares of Common Stock that KKR Associates may be deemed to beneficially own.

          Neither the filing of this Amendment No. 1 to the Schedule 13D nor any of its contents shall be deemed to constitute an admission that any

Reporting Person is the beneficial owner of the Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

          (c) Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common

Stock.

          (d)  No person other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of,  the Issuer Common

Stock referred to in this Item 5.  The Reporting Persons or their designee(s), if any, would have the sole right to receive dividends from, or the proceeds from the Issuer Common Stock referred to in this Item 5.

          (e)  Pursuant to the Merger, Acquisition was merged out of existence, ceased to be the beneficial owner of more than five percent of the

Isuer Common Stock, and thus ceased to be a Reporting Person.









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Item 6.   Contracts, Arrangements or Understandings with Respect to
Securities of the Issuer.

          Except as set forth in this Amendment No. 1, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements,

understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.



Item 7.   Material to be Filed as Exhibits.


     1. Joint Filing Agreement, dated May 17, 1999, among Borden Chemical, Inc., Borden, Inc., Borden Holdings, Inc., BW Holdings LLC, Whitehall Associates, L.P., and KKR Associates relating to the filing of a joint statement on Schedule 13D.

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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true,

complete and correct.


                                     KKR ASSOCIATES

                                     By: /s/  Scott Stuart
                                         Name:   Scott Stuart
                                         Title:  General Partner

                                     WHITEHALL ASSOCIATES, L.P.

                                     By KKR Associates, its
                                     General Partner

                                     By: /s/  Scott Stuart
                                         Name:   Scott Stuart
                                         Title:  General Partner

                                     BW HOLDINGS LLC

                                     By Whitehall Associates,
                                     L.P., its managing member


                                     By Borden Holdings, Inc.,
                                     attorney-in-fact

                                     By: /s/  Phyllis R. Yeatman
                                         Name:   Phyllis R. Yeatman
                                         Title:  Vice President

                                     BORDEN HOLDINGS, INC.

                                     By: /s/  Phyllis R. Yeatman
                                         Name:   Phyllis R. Yeatman
                                         Title:  Vice President

                                     BORDEN, INC.

                                     By: /s/  Ellen German Berndt
                                         Name:   Ellen German Berndt
                                         Title:  Secretary


                                     BORDEN CHEMICAL, INC.

                                     By: /s/  Lawrence L. Dieker
                                         Name:   Lawrence L. Dieker
                                         Title:  Vice President





DATED:  May 17, 1999

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                                  SCHEDULE A

                                 BORDEN, INC.

Executive Officers and Directors:

                                         (a) Principal
                 Business                Occupation and (b)
Name             Address                 Office                 Citizenship


C.R. Kidder      180 East Broad Street   (a)-(b) Chairman of       U.S.
                 Columbus, OH 43215      the Board,  Director,
                                         Chief Executive
                                         Officer and President
                                         of  Borden, Inc.

H.R. Kravis      9 W. 57th Street        (a) Member of KKR &       U.S.
                 New York, NY 10019      Co. LLC and (b)
                                         Director of Borden,
                                         Inc.

A.  Navab        9 W. 57th Street        (a) Executive,            U.S.
                 New York, NY  10019     Kohlberg Kravis
                                         Roberts & Co. and (b)
                                         Director of
                                         Borden, Inc.

C.S. Robbins     9 W. 57th Street        (a) Member of KKR &       U.S.
                 New York, NY  10019     Co. LLC and (b)
                                         Director of Borden,
                                         Inc.

G.R. Roberts     2800 Sand Hill Road     a) Member of KKR &        U.S.
                 Suite 200               Co. LLC and (b)
                 Menlo Park, CA  94025   Director of Borden,
                                         Inc.

S.M. Stuart      9 W. 57th Street        (a) Member of KKR &       U.S.
                 New York, NY 10019      Co. LLC and(b)
                                         Director of Borden,
                                         Inc

W.H. Carter      180 E. Broad Street     (a)-(b) Executive         U.S.
                 Columbus, OH 43215      Vice President and
                                         Chief Financial
                                         Officer of Borden
                                         Inc.

J.M. Saggese     180 E. Broad Street     (a)-(b) Executive         U.S.
                 Columbus, OH 43215      Vice President of
                                         Borden, Inc.,
                                         Chairman and Chief
                                         Executive Officer-
                                         Borden Chemical, Inc.

N.A. Reardon     180 E. Broad Street     (a)-(b) Senior Vice       U.S.
                 Columbus, OH 43215      President -Human
                                         Resources

R.P. Starkman    180 E. Broad Street     (a)-(b) Senior Vice       U.S.
                 Columbus, OH 43215      President and
                                         Treasurer

W.F. Stoll, Jr.  180 E. Broad Street     (a)-(b) Senior Vice       U.S.
                 Columbus, OH 43215      President and General
                                         Counsel

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                                  SCHEDULE A

                             BORDEN HOLDINGS, INC.


EXECUTIVE OFFICERS AND DIRECTORS:

                                         (a) Principal
                 Business                Occupation and (b)
Name             Address                 Office                 Citizenship


C.R. Kidder      180 E. Broad Street     (a) Chairman of the       U.S.
                 Columbus, OH 43215      Board, Director,
                                         Chief Executive
                                         Officer and President
                                         of Borden, Inc. and
                                         (b) President and
                                         Director of Borden
                                         Holdings, Inc.

H.R. Kravis      9 West 57th Street      (a) Member of KKR &       U.S.
                 New York, NY  10019     Co. LLC and (b)
                                         Director of Borden
                                         Holdings, Inc.

G.R. Roberts     2800 Sand Hill Road     (a) Member of KKR &       U.S.
                 Suite 200               Co. LLC and (b)
                 Menlo Park, CA  94025   Director of Borden
                                         Holdings, Inc.

C.S. Robbins     9 West 57th Street      (a) Member of KKR &       U.S.
                 New York, NY  10019     Co. LLC and (b)
                                         Director of Borden
                                         Holdings, Inc.

S.M. Stuart      9 West 57th Street      (a) Member of KKR &       U.S.
                 New York, NY  10019     Co. LLC and (b)
                                         Director of Borden
                                         Holdings, Inc.

A. Navab         9 West 57th Street      (a) Executive,            U.S.
                 New York, NY  10019     Kohlberg Kravis
                                         Roberts & Co. and (b)
                                         Director of Borden
                                         Holdings, Inc.

R.P. Starkman    180 East Broad Street   (a) Senior Vice           U.S.
                 Columbus, OH 43215      President and
                                         Treasurer of Borden,
                                         Inc. and (b) Vice
                                         President and
                                         Assistant Treasurer
                                         of Borden Holdings,
                                         Inc.

P.R. Yeatman     180 East Broad Street   (a)-(b) Secretary and     U.S.
                 Columbus, OH 43215      Treasurer

E. Berndt        180 East Broad Street   (a) Secretary of          U.S.
                 Columbus, OH 43215      Borden, Inc. and (b)
                                         Secretary of Borden
                                         Holdings, Inc.

                             BORDEN CHEMICAL, INC.


EXECUTIVE OFFICERS AND DIRECTORS:

                                         (a) Principal
                 Business                Occupation and (b)
Name             Address                 Office                 Citizenship

M.E. Ducey       180 E. Broad Street     (a)President and          U.S.
                 Columbus, OH 43215      Chief Executive
                                         Officer (b) Director

J.M. Saggese     180 E. Broad Street     (a) President and         U.S.
                 Columbus, OH 43215      Chief Executive Officer
                                         of Borden Chemicals and
                                         Plastics and (b)
                                         Director

W.H. Carter      180 E. Broad Street     (a) Executive Vice        U.S.
                 Columbus, OH 43215      President and Chief
                                         Financial Officer of
                                         Borden, Inc., and (b)
                                         Director

C.R. Kidder      180 E. Broad Street     (a) Chairman of the       U.S.
                 Columbus, OH 43215      Board, Chief
                                         Executive Officer and
                                         President of Borden,
                                         Inc. and (b) Director

S.M. Stuart      9 West 57th Street      (a) Member of KKR &       U.S.
                 New York, NY  10019     Co. LLC and (b)
                                         Director

C.S. Robbins     9 West 57th Street      (a) Member of KKR &       U.S.
                 New York, NY  10019     Co. LLC and (b)
                                         Director

N.A. Reardon     180 E. Broad Street     (a) Senior Vice           U.S.
                 Columbus, OH 43215      President Human
                                         Resources of Borden,
                                         Inc. and (b) Director

W.F. Stoll, Jr.  180 E. Broad Street     (a) Senior Vice           U.S.
                 Columbus, OH 43215      President and General
                                         Counsel of Borden,
                                         Inc. and (b) Director

J.O. Stevning    180 E. Broad Street     (a)-(b) Executive         U.S.
                 Columbus, OH 43215      Vice President and
                                         Chief Financial
                                         Officer

W.A. Callanan    601 Meidinger Tower     (a)-(b) Executive         U.S.
                 Suite 600               Vice President
                 Louisville, KY 40202

F.R. Huber       River Road, Hwy. 18     (a)-(b) Executive         U.S.
                 Donaldsonville, LA      Vice President
                 70346

J.L. Russ, III   520 112th Avenue NE     (a)-(b) Executive         U.S.
                 Bellevue, WA 98004      Vice President

E. Fullen        630 Glendale-Milford    (a)-(b) Vice              U.S.
                 Road                    President
                 Cincinnati, OH 54215

L.L. Dieker      180 E. Broad Street     (a)-(b) Vice              U.S.
                 Columbus, OH 43215      President, General
                                         Counsel and Secretary

J. Alfert        180 E. Broad Street     (a)-(b) Vice              U.S.
                 Columbus, OH 43215      President -
                                         Manufacturing and
                                         Technology

K.J. Smullen     180 E. Broad Street     (a)-(b) Vice              U.S.
                 Columbus, OH 43215      President and Chief
                                         Information Officer

J.A. Sonnett     180 E. Broad Street     (a)-(b) Vice              U.S.
                 Columbus, OH 43215      President - Human
                                         Resources

D.E. Strayer     520 112th Avenue NE     (a)-(b) Vice              U.S.
                 Bellevue, WA 98004      President -
                                         Environment, Safety
                                         and Health

E. H. Inbusch    180 E. Broad Street     (a)-(b) Treasurer         U.S.
                 Columbus, OH 43215

Adam Clammer     2800 Sand Hill Road,    (a) Associate,
                 Suite #200                  Kohlberg Kravis       U.S.
                 Menlo Park, CA 94025        Roberts & Co.
                                             and (b) Director

Kevin Kelley     180 E. Broad Street     (a) Vice President
                 Columbus, OH 43215          Borden, Inc. and      U.S.
                                             (b) Director

Alexander        9 West 57th Street      (a) Executive, Kohlberg   U.S.
Navab, Jr.       New York, NY 10019          Kravis Roberts & Co.
                                             and (b) Director

                               INDEX TO EXHIBITS



Exhibit Number Description of Exhibits

     1. Joint Filing Agreement, dated May 17, 1999, among Borden Chemical, Inc., Borden, Inc., Borden Holdings, Inc., BW Holdings LLC, Whitehall Associates, L.P., and KKR Associates relating to the filing of a joint statement on Schedule 13D.

                                   EXHIBIT 1


                            JOINT FILING AGREEMENT


          We, the signatories of the statement on Schedule 13D to which this

Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.


                                     KKR ASSOCIATES

                                     By:  /s/ Scott Stuart
                                         Name:   Scott Stuart
                                         Title:  Sctt Stuart

                                     WHITEHALL ASSOCIATES, L.P.

                                     By KKR Associates, its
                                     General Partner

                                     By:  /s/ Scott Stuart
                                         Name:   Scott Stuart
                                         Title:  Scott Stuart

                                     BW HOLDINGS LLC

                                     By Whitehall Associates,
                                     L.P., its managing member

                                     By Borden Holdings, Inc.,
                                     attorney-in-fact

                                     By:  /s/ Phyllis R. Yeatman
                                         Name:   Phyllis R. Yeatman
                                         Title:  Vice President

                                     BORDEN HOLDINGS, INC.

                                     By:  /s/ Phyllis R. Yeatman
                                         Name:   Phyllis R. Yeatman
                                         Title:  Vice President

                                     BORDEN, INC.

                                     By:  /s/ Ellen German Berndt
                                         Name:   Ellen German Berndt
                                         Title:  Secretary

                                     BORDEN CHEMICAL, INC.

                                     By:  /s/ Lawrence L. Dieker
                                         Name:   Lawrence L. Dieker
                                         Title:  Vice President




DATED:  May 17, 1999